UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 34)

CareView Communications, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title Class of Securities)

141743104

(CUSIP Number)

HealthCor Management, L.P.

55 Hudson Yards, 28th Floor

New York, New York 10001

Attention: Anabelle Perez Gray

(212) 622-7731

With a Copy to:

Eugene McDermott

Locke Lord LLP

2800 Financial Plaza

Providence, RI 02903

(401) 276-6471

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141743104	13D	Page 2 of 19

(1)	NAME OF REPORTING PERSON HealthCor Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 19,106,107
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 19,106,107

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,106,107
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 141743104	13D	Page 3 of 19

(1)	NAME OF REPORTING PERSON HealthCor Associates, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 19,106,107
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 19,106,107

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,106,107
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
(14)	TYPE OF REPORTING PERSON OO- limited liability company

CUSIP No. 141743104	13D	Page 4 of 19

(1)	NAME OF REPORTING PERSON HealthCor Hybrid Offshore Master Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 19,106,107
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 19,106,107

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,106,107
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 141743104	13D	Page 5 of 19

(1)	NAME OF REPORTING PERSON HealthCor Hybrid Offshore GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 19,106,107
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 19,106,107

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,106,107
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
(14)	TYPE OF REPORTING PERSON OO-limited liability company

CUSIP No. 141743104	13D	Page 6 of 19

(1)	NAME OF REPORTING PERSON HealthCor Group, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 19,106,107
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 19,106,107

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,106,107
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
(14)	TYPE OF REPORTING PERSON OO-limited liability company

CUSIP No. 141743104	13D	Page 7 of 19

(1)	NAME OF REPORTING PERSON HealthCor Partners Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 21,249,771
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 21,249,771

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,249,771
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 141743104	13D	Page 8 of 19

(1)	NAME OF REPORTING PERSON HealthCor Partners Management GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 21,249,771
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 21,249,771

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,249,771
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
(14)	TYPE OF REPORTING PERSON OO- limited liability company

CUSIP No. 141743104	13D	Page 9 of 19

(1)	NAME OF REPORTING PERSON HealthCor Partners Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 21,249,771
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 21,249,771

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,249,771
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 141743104	13D	Page 10 of 19

(1)	NAME OF REPORTING PERSON HealthCor Partners L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 21,249,771
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 21,249,771

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,249,771
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 141743104	13D	Page 11 of 19

(1)	NAME OF REPORTING PERSON HealthCor Partners GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 21,249,771
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 21,249,771

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,249,771
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
(14)	TYPE OF REPORTING PERSON OO- limited liability company

CUSIP No. 141743104	13D	Page 12 of 19

(1)	NAME OF REPORTING PERSON Jeffrey C. Lightcap
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 31,202,724
	(8)	SHARED VOTING POWER 21,249,771
	(9)	SOLE DISPOSITIVE POWER 31,202,724
	(10)	SHARED DISPOSITIVE POWER 21,249,771

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,452,495
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%
(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 141743104	13D	Page 13 of 19

(1)	NAME OF REPORTING PERSON Arthur Cohen
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 3,737,061
	(8)	SHARED VOTING POWER 40,355,878
	(9)	SOLE DISPOSITIVE POWER 3,737,061
	(10)	SHARED DISPOSITIVE POWER 40,355,878

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,092,939
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%
(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 141743104	13D	Page 14 of 19

(1)	NAME OF REPORTING PERSON Joseph Healey
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,754,029
	(8)	SHARED VOTING POWER 40,355,878
	(9)	SOLE DISPOSITIVE POWER 2,754,029
	(10)	SHARED DISPOSITIVE POWER 40,355,878

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,109,907
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 141743104	13D	Page 15 of 19

This Amendment No. 34 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 2, 2011, as amended by Amendment No. 1 filed October 3, 2011, Amendment No. 2 filed January 3, 2012, Amendment No. 3 filed February 2, 2012, Amendment No. 4 filed October 2, 2012, Amendment No. 5 filed April 5, 2013, Amendment No. 6 filed October 2, 2013, Amendment No. 7 filed January 3, 2014, Amendment No. 8 filed January 21, 2014, Amendment No. 9 filed July 1, 2014, Amendment No. 10 filed January 6, 2015, Amendment No. 11 filed February 20, 2015, Amendment No. 12 filed April 12, 2015, Amendment No. 13 filed July 6, 2015, Amendment No. 14 filed October 2, 2015, Amendment No. 15 filed January 4, 2016, Amendment No. 16 filed April 6, 2016, Amendment No. 17 filed July 1, 2016, Amendment No. 18 filed October 3, 2016, Amendment No. 19 filed January 3, 2017, Amendment No. 20 filed April 3, 2017, Amendment No. 21 filed July 5, 2017, Amendment No. 22 filed October 2, 2017, Amendment No. 23 filed January 3, 2018, Amendment No. 24 filed February 28, 2018, Amendment No. 25 filed July 17, 2018, Amendment No. 26 filed January 3, 2019, Amendment No. 27 filed May 17, 2019, Amendment No. 28 filed January 2, 2020, Amendment No. 29 filed February 10, 2020, Amendment No. 30 filed July 2, 2020, Amendment No. 31 filed October 2, 2020, Amendment No. 32 filed January 5, 2021 and Amendment No. 33 filed April 1, 2021 (collectively, the “Original Statement”). The persons filing this Amendment are HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Hybrid Offshore GP, LLC, HealthCor Group, LLC, HealthCor Partners Management, L.P., HealthCor Partners Management GP, LLC, HealthCor Partners Fund, L.P., HealthCor Partners, L.P., HealthCor Partners GP, LLC, Jeffrey C. Lightcap, Joseph Healey and Arthur Cohen. The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of CareView Communications, Inc., par value $0.001 (the "Common Stock").

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

The Amendment is being filed for the purpose of reflecting the issuance to HCP Fund and Hybrid Fund of the 2021 Warrants (as defined below) in connection with the amendments to the 2011 Notes and 2012 Notes described under Item 6 below.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)       Collectively, the Reporting Persons beneficially own an aggregate of 78,049,692 shares of Common Stock, representing (i) 11,519,409 shares of Common Stock that may be acquired upon conversion of the Thirteenth Amendment Notes (including interest paid in kind on March 31, 2021), (ii) 2,099,891 shares of Common Stock that may be acquired upon conversion of the Twelfth Amendment Notes (including interest paid in kind through March 31, 2021), (iii) 6,984,157 shares of Common Stock that may be acquired upon conversion of the Tenth Amendment Notes (including interest paid in kind through March 31, 2021), (iv) 7,323,734 shares of Common Stock that may be acquired upon conversion of the 2018 Notes (including interest paid in kind through March 31, 2021), (v) 12,377,761 shares of Common Stock that may be acquired upon conversion of the 2015 Notes (including interest paid in kind through March 31, 2021), (vi) 28,765,831 shares of Common Stock that may be acquired upon conversion of the 2014 Notes (including interest paid in kind through March 31, 2021), (vii) 4,000,000 shares of Common Stock that may be acquired upon exercise of the 2014 Warrants, (viii) 1,916,409 shares of Common Stock that may be acquired upon exercise of the 2015 Warrants, (ix) 1,000,000 shares of Common Stock that may be acquired upon exercise of the Sixth Amendment Warrants, (x) 62,500 shares of Common Stock that may be acquired upon exercise of the 2018 Warrants and (xi) 2,000,000 shares of Common Stock that may be acquired upon exercise of the 2021 Warrants (the 2014 Warrants, the 2015 Warrants, the Sixth Amendment Warrants, the 2018 Warrants and the 2021 Warrants together, the “Warrants”). This aggregate amount represents approximately 35.9% of the Issuer’s outstanding common stock, based upon 139,380,748 shares outstanding as of March 31, 2021, as reported in the Issuer’s most recent Annual Report on Form 10-K, and gives effect to the conversion of all 2014 Notes, 2015 Notes, 2018 Notes, Tenth Amendment Notes, Twelfth Amendment Notes and Thirteenth Amendment Notes held by the Reporting Persons into Common Stock and the exercise of all Warrants held by the Reporting Persons.

CUSIP No. 141743104	13D	Page 16 of 19

Of the amount beneficially owned by the Reporting Persons:

(i) HCP Fund is the beneficial owner of (A) 3,974,663 shares of Common Stock underlying the current principal amount of the 2015 Note issued to it (including interest paid in kind through March 31, 2021), (B) 13,399,124 shares of Common Stock underlying the current principal amount of the 2014 Note issued to it (including interest paid in kind through March 31, 2021), (C) 931,600 shares of Common Stock that it has a right to acquire upon exercise of its 2021 Warrant, (D) 465,800 shares of Common Stock that it has a right to acquire upon exercise of its Sixth Amendment Warrant, (E) 615,384 shares of Common Stock that it has a right to acquire upon exercise of its 2015 Warrant, and (F) 1,863,200 shares of Common Stock that it has a right to acquire upon exercise of its 2014 Warrant;

(ii) By virtue of their relationship to HCP Fund, described in more detail under Item 2 of this Statement, each of HealthCor Partners, L.P., HCPGP, HealthCor Partners Management, L.P., and HCPMGP may be deemed to share beneficial ownership with HCP Fund of the shares of Common Stock beneficially owned by the HCP Fund;

(iii) Hybrid Fund is the beneficial owner of (A) 15,366,707 shares of Common Stock underlying the current principal amount of the 2014 Note issued to it (including interest paid in kind through March 31, 2021), (B) 1,068,400 shares of Common Stock that it has a right to acquire upon exercise of its 2021 Warrant, (C) 534,200 shares of Common Stock that it has a right to acquire upon exercise of its Sixth Amendment Warrant, and (D) 2,136,800 shares of Common Stock that it has a right to acquire upon exercise of its 2014 Warrant;

(iv) By virtue of their relationship to Hybrid Fund, described in more detail under Item 2 of this Statement, each of Offshore GP, Group, HealthCor Management, L.P., and Associates may be deemed to share beneficial ownership with Hybrid Fund of the shares of Common Stock beneficially owned by Hybrid Fund;

(v) By virtue of his relationship to HCP Fund, Mr. Lightcap may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by HCP Fund. In addition, Mr. Lightcap is the beneficial owner of (A) 11,519,409 shares of Common Stock underlying the principal amount of the Thirteenth Amendment Note purchased by him under the Thirteenth Amendment (including interest paid in kind through March 31, 2021), (B) 2,099,891 shares of Common Stock underlying the principal amount of the Twelfth Amendment Note purchased by him under the Twelfth Amendment (including interest paid in kind through March 31, 2021); (C) 6,984,157 shares of Common Stock underlying the current principal amount of the Tenth Amendment Note purchased by him pursuant to the Tenth Amendment (including interest paid in kind through March 31, 2021); (D) 7,323,734 shares of Common Stock underlying the current principal amount of the 2018 Note purchased by him under the Eighth Amendment (including interest paid in kind through March 31, 2021), (E) 2,782,264 shares of Common Stock underlying the current principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest paid in kind through March 31, 2021), (F) 62,500 shares of Common Stock that he has a right to acquire upon exercise of his 2018 Warrant and (G) 430,769 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant;

CUSIP No. 141743104	13D	Page 17 of 19

(vi) By virtue of his relationship to HCP Fund and Hybrid Fund, Mr. Cohen may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds. In addition, Mr. Cohen is the beneficial owner of (A) 3,236,036 shares of Common Stock underlying the current principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest paid in kind through March 31, 2021) and (B) 501,025 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant; and

(vii) By virtue of his relationship to HCP Fund and Hybrid Fund, Mr. Healey may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds. In addition, Mr. Healey is the beneficial owner of (A) 2,384,798 shares of Common Stock underlying the current principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest paid in kind through March 31, 2021) and (B) 369,231 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock owned by the Funds or any other Reporting Person. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership.

(b)       The information in Items 7 through 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c)       Except as set forth in this Amendment, including under Item 6 below, the Reporting Persons have effected no transactions relating to the Common Stock since their most recent amendment to the Original Statement.

(d)-(e)  Inapplicable.

 Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

On April 20, 2021, the Issuer and the Funds executed amendments to the 2011 Notes and the 2012 Notes in order to extend the maturity dates of each to April 20, 2022 (from April 20, 2021 and January 31, 2022, respectively). In connection with these amendments, the Issuer issued to HCP Fund a warrant to purchase 931,600 shares of Common Stock and issued to Hybrid Fund a warrant to purchase 1,068,400 shares of Common Stock (collectively, the “2021 Warrants”). The 2021 Warrants have an exercise price of $0.23 per share, subject to adjustment as described therein, and an expiration date of April 20, 2031.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented as follows:

Exhibit No. Description

58	Allonge No. 3 to 2011 Note held by HCP Fund (incorporated by reference to Exhibit 10.29 to the Issuer’s Current Report on Form 8-K filed April 22, 2021)

59	Allonge No. 3 to 2011 Note held by Hybrid Fund (incorporated by reference to Exhibit 10.30 to the Issuer’s Current Report on Form 8-K filed April 22, 2021)

60	Allonge No. 3 to 2012 Note held by HCP Fund (incorporated by reference to Exhibit 10.31 to the Issuer’s Current Report on Form 8-K filed April 22, 2021)

61	Allonge No. 3 to 2012 Note held by Hybrid Fund (incorporated by reference to Exhibit 10.32 to the Issuer’s Current Report on Form 8-K filed April 22, 2021)

62	Form of Warrant dated April 20, 2021 issued to HCP Fund and Hybrid Fund (incorporated by reference to Exhibit 10.33 to the Issuer’s Current Report on Form 8-K filed April 22, 2021)

CUSIP No. 141743104	13D	Page 18 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2021

HEALTHCOR MANAGEMENT, L.P.

By: HealthCor Associates, LLC, its general partner

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

By: HealthCor Group, LLC, its general partner

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR ASSOCIATES, LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR GROUP, LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

CUSIP No. 141743104	13D	Page 19 of 19

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By: HealthCor Partners Management GP, LLC, its general partner

By:	/s/ Jeffrey C. Lightcap
Name: Jeffrey C. Lightcap
Title: Member

HEALTHCOR PARTNERS MANAGEMENT GP, LLC

By:	/s/ Jeffrey C. Lightcap
Name: Jeffrey C. Lightcap
Title: Member

HEALTHCOR PARTNERS L.P., for itself and as general partner on behalf of HEALTHCOR PARTNERS FUND, L.P.

By: HealthCor Partners GP, LLC, its general partner

By:	/s/ Jeffrey C. Lightcap
Name: Jeffrey C. Lightcap
Title: Member

HEALTHCOR PARTNERS GP, LLC

By:	/s/ Jeffrey C. Lightcap
Name: Jeffrey C. Lightcap
Title: Member

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap

JOSEPH HEALEY, Individually

/s/ Joseph Healey

ARTHUR COHEN, Individually

/s/ Arthur Cohen